Exhibit 99.1

MKDWELL Tech Inc. Announces One-For-Twenty Reverse Share Split as Part of Nasdaq Compliance Initiative

Hsinchu, Taiwan, November 13, 2026 (GLOBE NEWSWIRE) — MKDWELL Tech Inc. (the “Company”) (Nasdaq: MKDW), an automotive electronics manufacturer, today announced that its Board of Directors has approved a Reverse Share Split on its ordinary shares and class A preferred shares on a one-for-twenty basis (the “Reverse Share Split”). The Reverse Share Split will take effect at 9:00 a.m., Eastern Time, on November 18, 2026 (the “Effective Time”).

The ordinary shares will continue to trade on The Nasdaq Capital Market under the existing symbol “MKDW” and will begin trading on a split-adjusted basis when the market opens on November 18, 2026. The new CUSIP number for the ordinary share following the Reverse Share Split will be G6209W132.

At the Effective Time, every twenty ordinary shares of the Company will be automatically reclassified and combined into one ordinary share with no par value. As a result of the Reverse Share Split, the number of issued and outstanding ordinary shares will reduce from 36,354,390 shares (the number of ordinary shares issued and outstanding as of November 12, 2026) to approximately 1,817,720 shares. The Company also holds 1,212,667 ordinary shares as treasury shares, which will be reduced to 60,634 shares. 274,367 class A preferred shares each having no par value will be reduced to 13,719 shares. All of such class A preferred shares are held by Mr. Ming-Chia Huang, the Company’s chief executive officer and director. Each ordinary share entitles the holder to one vote per share, and each class A preferred share entitles the holder to 100 votes per share. No fractional shares will be issued in connection with the Reverse Share Split and fractional amounts will be rounded up to the nearest whole number at the participant level.

Additionally, at the Effective Time, proportionate adjustments will be made, based on the one-for-twenty ratio, to the number of ordinary shares issuable upon exercise of the Company’s outstanding warrants (Nasdaq: MKDWW) to purchase one ordinary share (the “Warrants”), including a proportional decrease in the number of ordinary shares issuable upon exercise of each Warrant and a corresponding proportional increase in the exercise price of each Warrant. This adjustment is additional to the previous adjustment made in January 26, 2026, when the Company completed a one-for-thirty reverse split of its ordinary shares and class A preferred shares.

The Reverse Share Split is a proactive measure as part of the Company’s strategic plan to maintain compliance with Nasdaq’s continued listing requirements, while also strengthening the Company’s long-term capital structure.

About MKDWELL Tech Inc.

Through its operating subsidiaries, MKDWELL Tech Inc. manufactures and supplies automotive electronics for passenger cars, modified commercial vehicles, camper vans and logistics vehicles. Its business covers research and development, design, production and sales, with a focus on intelligent control systems and LiDAR sensors. Through its operating subsidiaries, the Company also conducts smart-home and Internet-of-Things (IoT) product businesses and provides OEM and ODM solutions for international brand and retail customers. The Company’s operations span Taiwan, mainland China and Hong Kong.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as the Company’s strategic and operational plans, contain forward-looking statements. MKDWELL Tech Inc. may also make forward-looking statements in its periodic reports to the US Securities and Exchange Commission (“SEC”) on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, such as expectations with regard to revenue or regulatory compliance, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, the ability of the Company to execute against its goals, financial condition and results of operations; the Company’s expectations regarding maintaining and strengthening its relationships with production partners and customers; the Company’s investment plans and strategies, fluctuations in the Company’s operating results; competition in its industry; changing macroeconomic and geopolitical conditions, including evolving international trade policies and the implementation of increased tariffs, import restrictions, and retaliatory trade actions; and relevant government policies and regulations relating to the Company. Further information regarding these and other risks is included in the Company’s filings with the SEC. The Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For further information, please contact:

MKDWELL Tech Inc.

Email: ir@mkdwell.com